SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

CHANGE IN THE COMPOSITION OF THE STATUTORY COMPLIANCE AND AUDIT COMMITTEE

São Paulo, May 09, 2024 – BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) ("Company"), in compliance with the provisions of article 33, item XXIX of CVM Ruling No. 80/22, announces to its shareholders and to the market in general that the Board of Directors approved in a meeting held on May 8, 2024 the election and reelection, as the case may be, of the following members of the Company’s Statutory Compliance and Audit Committee [Comitê de Conformidade e Auditoria Estatutário da Companhia] (“CCAE”), with a term of office until the first meeting of the Board of Directors that will take place after the 2026 Annual General Meeting:

Messrs. Gesner José de Oliveira Filho, Carlos Plachta and André Amaro da Silveira, independent members of the Board of Directors, also independent members under the terms of CVM Ruling No. 23/21, as well as Mr. José Écio Pereira da Costa Junior and Ms. Maria Helena Pettersson, both independent external members under the terms of CVM Ruling No. 23/21 and financial experts of CCAE. Mr. Gesner José de Oliveira Filho will keep his role as CCAE’s coordinator.

The summarized curriculum of the members of CCAE are attached to this Notice.

Additional information can be obtained from the Investor Relations Department by phone (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

CURRICULUMS

Gesner Jose de Oliveira Filho:

Mr. Gesner Jose de Oliveira Filho is an independent effective member of the Board of Directors of the Company appointed by shareholder Novonor S.A. – Em Recuperação Judicial and is also member and coordinator of the Company’s Statutory Compliance and Audit Committee. He is certified by the IBGC as an Independent board member and member of the CCoAud+ Audit Committee; member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; chairman of the Board of Directors of Estre Ambiental; Chairman of the Board of Directors of KWPare, and member of the Self-Regulation Board of FEBRABAN. He was member of the Worldwide Advisory Board of UBER and of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. Mr. Gesner Oliveira is a partner at GO Associados and Professor of FGV, where he coordinates the Center for Studies on Infrastructure & Environmental Solutions. Between 2007 and 2011 he was Chairman of Sabesp – Companhia de Saneamento do Estado de São Paulo. From 1996 to 2000, he was Chairman of CADE. He also has PhD from the University of California (Berkeley), Master from Unicamp and Bachelor from FEA-USP, always in Economics. The board member declares that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings by CVM, Banco do Brasil or by the Brazilian Superintendência de Seguros Privados; and (c) any final and unappealable conviction, at a judicial or administrative level, which has suspended or disqualified him from carrying out any professional or commercial activity. Mr. Gesner de Oliveira declares that he is not a politically exposed person, in accordance with CVM Ruling No. 50, of August 31, 2021, and that he does not hold a position in a Third Sector entity. Based on his self-declaration and the analysis of the Board of Directors, Mr. Gesner de Oliveira was characterized as an independent member based on the independence criteria defined in Attachment K of CVM Ruling No. 80 and replicated in a Policy approved by the Company's Board of Directors.

Carlos Plachta:

Mr. Carlos Plachta is an independent effective member of the Board of Directors of the Company appointed by Petróleo Brasileiro S.A. - Petrobras. He holds a degree in Chemical Engineering from Universidade Federal do Rio de Janeiro. He has been a partner, Chief Executive Officer and Director of Indústrias Químicas Taubaté S/A since 2006. He was a partner at Hidroclean Ltda. from January 1999 to July 2003. He has experience in preparing and reviewing Engineering documents; monitoring and optimizing production in the field; scale-up from laboratory scale to pilot scale to industrial scale; management of the project to expand Prosint’s Methanol Unit, in the state of Rio de Janeiro; management of the expansion project of the Methanol Unit of Metanor, in the State of Bahia; management of the expansion project of the Coppenor Methanol Unit, in the State of Bahia; management of the project to expand the capacity of the primary tower of the Maguinhos Oil Refinery, in the state of Rio de Janeiro. Additionally, he has experience in the commercial, Financial, Cost and Turnarround areas. The board member declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding by CVM, Banco do Brasil or by the Brazilian Superintendência de Seguros Privados; and (c) any final and unappealable conviction, at a judicial or administrative level, which has suspended or disqualified him from carrying out any professional or commercial activity. Mr. Carlos Plachta declares that he is not a politically exposed person, in accordance with CVM Ruling No. 50, of August 31, 2021, and that he does not hold a position in a Third Sector entity. Based on his self-declaration and the analysis of the Board of Directors, Mr. Carlos Plachta was characterized as an independent member based on the independence criteria defined in Attachment K of CVM Ruling No. 80 and replicated in a Policy approved by the Company's Board of Directors.

André Amaro da Silveira:

Mr. André Amaro was appointed member of Braskem’s Board of Directors in January 26, 2023, and holds a position in the Statutory Compliance and Audit Committee since April 27, 2022. He was appointed by shareholder Novonor S.A. – Em Recuperação Judicial. Currently, Mr. André Amaro is a member of Ocyan S.A.’s Board of Directors, also acting as coordinator of its People and Organization Committee; member of OTP S.A.’s Board of Directors, also acting as coordinator of its People and Organization Committee, and member of the Advisory Board of Supermix S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in public service concession programs in Brazil, Argentina, and Portugal, as well as worked on several other projects in the group, until August 2018. His career also includes the positions of Project Finance and Export Director at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem S.A., People Director at Novonor S.A. – Em Recuperação Judicial, CEO of Odebrecht Properties and Odebrecht Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. Mr. André Amaro graduated in Civil Engineering from the Universidade Federal de Minas Gerais and has a Master’s in Business Administration from IMD. The board member declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding by CVM, Banco do Brasil or by the Brazilian Superintendência de Seguros Privados; and (c) any final and unappealable conviction, at a judicial or administrative level, which has suspended or disqualified him from carrying out any professional or commercial activity. Mr. Carlos Plachta declares that he is not a politically exposed person, in accordance with CVM Ruling No. 50, of August 31, 2021, and that he does not hold a position in a Third Sector entity. Mr. André Amaro is considered as an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., incorporated by the Company.

José Écio Pereira da Costa Junior:

Mr. José Écio Pereira da Costa Junior was appointed as member of the Company’s Statutory Compliance and Audit Committee on November 09, 2021, and reelected on April 27, 2022, and May 8, 2024 by the Company’s Board of Directors. He holds a graduate degree in Business Administration and Accounting Sciences. He entered the auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, became a partner at Deloitte Touche Tohmatsu in Brazil, remaining there until May 2007, when he retired. From October 1993 until May 2004, he was the managing partner responsible for the Curitiba office of these auditing and consulting firms. Founding partner of JEPereira Consultoria em Gestão de Negócios S/S, in January 2008, acting with emphasis on consultancies related to strategic management, consultancy in the preparation of companies and their shareholders to act in the New Capital Market, besides acting as adviser in Audit Committees with the Boards of Public Companies. He was a member of the Board of Directors of GAFISA S.A. from June 2008 to April 2018 and Coordinator of the Audit Committee from June 2008 to April 2016, becoming a member of this Committee from then until April 2018. He also served as a Member of the Statutory Audit Committee of Fibria S.A. from April 2013 to March 2018 and was also Chairman of the Fiscal Council from December 2009 to March 2013. He served as Coordinator of the Audit Committee of Votorantim Industrial S.A - VID from June 2012 to June 2014 and served as Coordinator of the Audit Committee of VOTORANTIM METAIS S.A (currently NEXA S.A) from June 2014 to December 2017 and for VE Votorantim Energia S.A from June 2017 until February 2022. He served as Member of the Audit Committee of CESP S.A from April 2019 to April 2021. He also served as a member of the Board of Directors of Ouro Verde Locação e Serviço S.A from October 2018 to June 2019. He also served as a member of the Board of Directors of BRMALLS S.A. (shopping center management company registered with the CVM - Novo Mercado) from April 2010 to April 2014. He also served as a member of the Board of Directors of Grupo NOSTER (privately held company in the area of public transportation in Curitiba and power generation) from January 2011 to September 2013. He served as Coordinator of the Audit Committee of Votorantim Cimentos S.A since October 2013 until April 2023. He serves as coordinator of the Audit Committee at Citrosuco S.A. since December 2014. He serves as Coordinator of the Audit Committee at CBA - Companhia Brasileira de Alumínio S.A. since June 2017. He also serves as a member of the Audit Committee at Mobly S.A since June 2021. He also serves as a member of the Board of Directors of Princecampos Participações S.A., appointed in April 2010, and as Chairman of the Fiscal Council at Demercado Investimentos S.A., appointed in November 2020.

Maria Helena Pettersson:

Mrs. Maria Helena Pettersson was appointed as member of the Company’s Statutory Compliance and Audit Committee on November 09, 2021 and reelected on April 27, 2022 and May 8, 2024 by the Company’s Board of Directors. Mrs. Maria Helena Pettersson has a bachelor’s degree in Accounting and Business Administration with several improvement courses in finance, business management, internal controls, business and asset valuation etc. Board member and senior consultant with 40 years of experience in accounting, financial statements, corporate governance, internal and external financial reporting, internal controls, internal policy compliance, compliance with laws and regulations, risk governance and international accounting. She has served as an audit and consulting partner, coordinating services to large multinational companies, large Brazilian business groups, publicly traded companies in Brazil and SEC-listed companies, in various industries, such as media and entertainment, airlines, telecommunications, manufacturing, retail and trade, services, healthcare, among others. She is currently a member of the Advisory Board of CARLAB at Rutgers University, member of the Audit Committee of Tecnisa S.A., member of the Audit Committee of China Three Gorges Brasil Energia S.A. (CTG Brasil), member of the Board of Directors of U&M Mineração e Construção S.A.; and member of the Fiscal Council of Confederação Brasileira de Rugby – CBRU e of the Audit Committtee of Associação Umane, both nonfor-profit entities. She provides independent consulting services in the areas of corporate governance and compliance for large companies, committee structuring at the Board level, preparation for M&A and IPO due diligence, and professionalization of the management of family-owned companies. She worked for nearly 30 years in independent auditing, led audits of financial statements for local and international purposes, and conducted large and complex consulting engagements, including IPOs, mergers, acquisitions and post-transaction integration, debt restructurings and judicial restructurings. She has experience in the areas of accounting and financial statements, corporate financial reporting, compliance with capital markets laws and regulations, financial planning, business valuation, risk management, internal and external auditing, and masters the Brazilian and international regulatory framework of the auditing profession, in addition to familiarity with global best practices in corporate governance.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.